P.E. 12/31/01



telenor

0-31054

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: [January 10, 2002] **[For the month of** December, **2001]**

TELENOR ASA

(Registrant's Name)

Universitetsgaten 2
P.O. Box 6701
St. Olavs Plass
N-0130 Oslo, Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : Form 40-F 9

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 9 No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


OSLO BØR


Børsrettsdagene 2002
21. - 22. januar
Radisson SAS Scandinavia Hotel Oslo

søk: fra 30.11.2001 til 09.01.2002 type melding --- alle ---

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IN ENGLISH
Skatteetaten RISK

Telenor **TEL**

14.12.01 11:37	KORR MELDEPL HANDEL 4.12.01	meldepliktig handel
14.12.01 08:29	TISCALI ACQUIRES NEXTRA GERMANY	avtaler
13.12.01 15:14	FIRMAATTEST	firmaattest
13.12.01 09:21	AKSEPT AV BUD PÅ SOL	flagging
06.12.01 13:52	SHARE OFFER TO EMPLOYEES	andre børsmeldinger
06.12.01 08:11	RESULT ANNOUNCEMENT FROM DIGI.COM	andre børsmeldinger
05.12.01 11:01	TEL-RE. D-TRADE	andre børsmeldinger
05.12.01 08:36	ENDELIG ANTALL BONUSAKSJER	andre børsmeldinger
04.12.01 12:20	MELDEPLIKTIG HANDEL	meldepliktig handel
04.12.01 09:11	TILDELING AV BONUSAKSJER	andre børsmeldinger

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OSLO BØR


Børsrettsdagene 2002
21. - 22. januar
Radisson SAS Scandinavia Hotel Oslo
Et samar

søk: fra 30.11.2001 til 09.01.2002 type melding AVTALER

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IN ENGLISH



Skatteetaten RISK

14.12.01 08:29 **TEL** **TISCALI ACQUIRES NEXTRA GERMANY** avtaler

Telenor Business Solutions has reached an agreement with Tiscali to transfer its Internet business for Germany, Nextra Deutschland GmbH & Co. KG and Nextra Deutschland Verwaltungs GmbH, to Tiscali Deutschland GmbH. The sale is according to a plan announced with Telenor`s third quarter results in October this year. The transfer price is agreed to Euro5 million and Nextra`s operations will be integrated into Tiscali Business during Q1 2002.

Attached to www.ose.no is press release in Norwegian.

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OSLO BØR


Skatteetaten
RISK

06.12.01 13:52 **TEL** **SHARE OFFER TO EMPLOYEES** andre børsmeldinger 

Telenor ASA has made a private placing directed at employees of a total of 578.753 shares at a quotation price of NOK 36,86 (NOK 29,49 adjusted for cash discount offered) as part of the share offer program for Telenor employees. A total of 2.851 employees have been allotted 203 shares each. The number of outstanding shares subsequent to the share issue is 1.802.730.652. Payment will take place on December 7, 2001.


OSLO BØR


Børsrettsdagene 2002
21. - 22. januar
Radisson SAS Scandinavia Hotel Oslo


Skatteetaten
RISK

06.12.01 08:11 TEL **RESULT ANNOUNCEMENT FROM DIGI.COM** andre børsmeldinger

Telenor`s subsidiary in Malaysia Digi.com has today sent the following announcement to the Kuala Lumpur Stock Exchange:

NEWS RELEASE

DiGi MAINTAINS HOLD ON PROFITS IN THE FACE OF CHALLENGING MARKET CLIMATE

Telco registers 3% increase compared to corresponding period of the previous year

Kuala Lumpur, December 05, 2001 --- DiGi.Com Bhd today announced a profit after taxation of RM83.5 million for the half year ended 31 October 2001, representing a slight improvement of 3% over the RM80.9 million recorded in the corresponding period of the previous year. The increase in profit after tax was mainly attributed to the 35% increase in revenue to RM553.0 million offset by higher operating cost, depreciation and finance cost for the period under review. The earnings per share for the half year ended 31 October 2001 showed an improvement to 11.13 sen from 10.79 sen recorded in the same period last year.

For the second quarter ended 31 October 2001, profit after tax has decreased by 21% to RM37.0 million from RM47.0 million in the corresponding quarter of the preceding year even though revenue has increased by 29% to RM280.3 million.

According to DiGi´s Chief Operating Officer, Tore Johnsen, DiGi has put in place a number of strategic measures to steer the telco through the challenges that lie ahead. `One of the broader measures we have undertaken has been the considerable improvement of DiGi´s network quality and performance through implementing a comprehensive nationwide coverage programme,` he stated candidly. `The fact that we have continued to invest substantially in our ongoing network expansion clearly reflects our commitment to provide best-in-class service to our valued customers,` he added.

DiGi Maintains Growth In the Face of Challenging Market Climate

To further reinforce this message of commitment, DiGi has also embarked on its new corporate brand campaign which positions the telco as an innovative, contemporary and world-class brand that offers lifestyle-centric, relevant and quality services tailored to satisfy the needs of its customers. DiGi´s new brand personality is set to appeal to a wider market, ranging from the youth to professionals and corporate figures.

`In addition to making available the 24-hour reload option, the launch of services such as DiGi´s USSD method has presented our customers with other alternative mechanisms. DiGi´s Star Codes has been recording a healthy 35 - 40%

reload usage on a daily basis in comparison to IVR. We also recently introduced chatz International Toll-Free Service which has been beneficial to the travelling public who want hassle-free and cost-saving convenience when making calls while abroad,` he explained further.

Given current market conditions, the Group has taken pro-active measures to face the challenges ahead through continuing to enhance its improved network quality as well as strengthening its marketing, sales and distribution. In addition, the stability of DiGi´s Telenor ownership, coupled with its financial leanness and prudent management augurs well for the telco moving ahead. These factors, together with its market positioning places DiGi in a promising light, particularly with the anticipated 3G spectrum allocation by the government in mid-2002.


OSLO BØR


Børsrettsdagene 2002
21. - 22. januar
Radisson SAS Scandinavia Hotel Oslo


Skatteetaten
RISK

05.12.01 11:01 **TEL** **TEL-RE. D-TRADE** andre børsmeldinger

See announcement issued by TEL 04.12.01 at 09:11 and 05.12.01 regarding bonus shares. The trade of 1 896 828 shares reported with trademark D - other reason relates to this announcement.

telenor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: 
Name: Torstein Moland
Title: CFO

[By:
Name:
Title:]

Date: [Jan., 10, 2002